                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-2(a))

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Essential Therapeutics, Inc.
                     (f/k/a Microcide Pharmaceuticals, Inc.)

                     ---------------------------------------
                                (Name of Issuer)

                                  Common Stock,
                           $0.001 par value per share

                     ---------------------------------------
                         (Title of Class of Securities)

                                   29669A 10 8

                     ---------------------------------------
                                 (CUSIP Number)

                            Prospect Venture Partners
                              Attention: Chen Tang
                           435 Tasso Street, Suite 200
                               Palo Alto, CA 94301

                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 2001

                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Prospect Venture Partners II, L.P.
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY

--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           5,000,000
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          0
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          5,000,000
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            0
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,000,000 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.0%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Prospect Management Co. II, L.L.C.
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           5,000,000
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          0
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          5,000,000
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            0
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,000,000 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.0%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Prospect Venture Partners, L.P.
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             WC

--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           1,666,666
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          0
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          1,666,666
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            0
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,666,666 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Prospect Management Co., L.L.C.
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           1,666,666
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          0
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          1,666,666
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            0
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,666,666 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             OO
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             David Schnell
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           23,600
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          6,666,666
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          23,600
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            6,666,666
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,690,266 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.6%

--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON

             Alexander E.  Barkas
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           0
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          6,666,666
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          0
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            6,666,666
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,666,666 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.5%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON

             Russell C.  Hirsch
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           0
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          5,000,000
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          0
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            5,000,000
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,000,000 shares of Common Stock

--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James B. Tananbaum
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           0
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          5,000,000
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          0
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            5,000,000
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,000,000 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, $0.001 par value per share (the "COMMON STOCK"), of Essential Therapeutics, Inc. (f/k/a Microcide Pharmaceuticals, Inc.) (the "ISSUER"). The address of the Issuer's principal executive offices is 1365 Main Street, Waltham, Massachusetts 02451.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) The names, and jurisdictions of organization, if applicable, of the persons filing on this Schedule 13D (collectively, the "REPORTING PERSONS") are:

        (i) Prospect Venture Partners II, L.P. a Delaware limited partnership ("PVP II");

        (ii) Prospect Management Co. II, L.L.C., a Delaware limited liability company and the General Partner of PVP II ("PMC II");

        (iii) Prospect Venture Partners, L.P. a Delaware limited partnership ("PVP");

        (iv) Prospect Management Co., L.L.C., a Delaware limited liability company and the General Partner of PVP ("PMC");

        (v)     David Schnell, one of the Managing Members of PMC II and PMC;

        (vi)    Alexander E. Barkas, one of the Managing Members of PMC II and
                PMC;

        (vii)   Russell C. Hirsch, one of the Managing Members of PMC II; and

        (viii)  James B. Tananbaum, one of the Managing Members of PMC II.

(b) The business address, or principal office, for each of the Reporting Persons is 435 Tasso Street, Suite 200 Palo Alto, CA 94301.

(c) The principal business of PVP II and PVP is investing in the securities of biotechnology and healthcare companies. The principal business of PMC II and PMC is to manage and advise the investments of PVP II and PVP. The principal occupation of the natural persons is to serve as management members of PMC and PMC II.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons who is an individual is a citizen of the United States of America.

ITEM 3.  SOURCE OF FUNDS.

         PVP II purchased 15,000 shares of Series B Convertible Preferred Stock from the Issuer in a private transaction on October 24, 2001 for a total purchase price of $15,000,000, these preferred shares are currently convertible into an aggregate of 5,000,000 shares of the Issuer's Common Stock (the "SHARES"). The working capital of PVP II was the source of the funds for the purchase. No part of the purchase price paid by PVP II was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

         PVP purchased 5,000 shares of Series B Convertible Preferred Stock from the Issuer in a private transaction on October 24, 2001 for a total purchase price of $5,000,000, these preferred shares are currently convertible into an aggregate of 1,666,666 shares of the Issuer's Common Stock (also the "SHARES"). The working capital of PVP was the source of the funds for the purchase. No part of the purchase price paid by PVP was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

 The Reporting Persons hold the shares of Common Stock solely for investment purposes. The Reporting Persons have no present plans or intentions which would result in any of the matters set forth in items (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

(a) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own the following aggregate numbers of shares of Common Stock, representing the following percentages of the shares of Common Stock outstanding as of November 1, 2001 (as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2001 together with an aggregate of approximately 5,188,035 Shares issued in connection with the Issuer's acquisition of The Althexis Company, Inc.):

        (i) PVP II: 5,000,000 million Shares which represents 23.0% of the Issuer's outstanding stock;

        (ii) PMC II: 5,000,000 million Shares indirectly in its capacity as General Partner of PVP II, which represents 23.0% of the Issuer's outstanding stock;

        (iii) PVP: 1,666,666 million Shares which represents 9.1% of the Issuer's outstanding stock;

        (iv) PMC: 1,666,666 million Shares indirectly in its capacity as General Partner of PVP, which represents 9.1% of the Issuer's outstanding stock;

        (v) David Schnell: 6,666,666 Shares indirectly in his capacity as Managing Member of both PMC II and PMC. Mr. Schnell disclaims beneficial ownership of such Shares except to the extent of any pecuniary interest therein. Mr. Schnell also directly owns 23,600 shares of the Issuer's common stock, which, together with his indirect ownership, represents an aggregate of 28.6% of the Issuer's outstanding stock;

        (vi) Alexander E. Barkas: 6,666,666 Shares indirectly in his capacity as Managing Member of both PMC II and PMC, which represents 28.5% of the Issuer's outstanding stock. Mr. Barkas disclaims beneficial ownership of such Shares except to the extent of any pecuniary interest therein;

        (vii) Russell C. Hirsch: 5.0 million Shares indirectly in his capacity as Managing Member of PMC II, which represents 23.0% of the Issuer's outstanding stock. Mr. Hirsch disclaims beneficial ownership of such Shares except to the extent of any pecuniary interest therein; and

        (viii) James B. Tananbaum: 5.0 million Shares indirectly in his capacity as Managing Member of PMC II, which represents 23.0% of the Issuer's outstanding stock. Mr. Tananbaum disclaims beneficial ownership of such Shares except to the extent of any pecuniary interest therein.


(b) Reference is hereby made to the Introduction and cover pages 2-9 attached hereto, which are incorporated hereby by reference.

(c) Transactions During the Last 60 Days in the Shares

         Reference is hereby made to the response in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of PVP II and PVP has entered into a lock-up agreement for a period of 270 days after October 24, 2001 with regard to one half of all such person's shares of Common Stock. In addition, each of PVP II and PVP has entered into a voting agreement whereby each of PVP II and PVP has agreed to provide the Issuer with a limited irrevocable proxy for the future voting of its respective shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 99.1     Joint Filing Agreement.

 Exhibit 99.2     Form of Lock-Up Agreement

 Exhibit 99.3     Form of Voting Agreement

 Exhibit 99.4     Powers of Attorney

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 5, 2001

PROSPECT MANAGEMENT CO., L.L.C.

                  *
  ------------------------------------------

PROSPECT MANAGEMENT CO. II, L.L.C.

                  *
  ------------------------------------------

PROSPECT VENTURE PARTNERS, L.P.

                  *
  ------------------------------------------

PROSPECT VENTURE PARTNERS II, L.P.

                  *
  ------------------------------------------


                  *
  ------------------------------------------
  NAME: DAVID SCHNELL

                  *
  ------------------------------------------
  NAME: ALEXANDER E. BARKAS

                  *
  ------------------------------------------
  NAME: RUSSELL C. HIRSCH

                  *
  ------------------------------------------
  NAME: JAMES B. TANANBAUM

* BY: /s/ Chen Tang
   ------------------------------------------
         CHEN TANG, ATTORNEY-IN-FACT